Exhibit 12 - Statement re Computation of Ratios

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH THE COMPUTATION OF RATIOS OF
CONSOLIDATED EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratios)

	Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)

Earnings:
Income (loss) from continuing operations (including dividends from less than 50% owned affiliates) before income taxes, equity in earnings of affiliates, and minority interests	$ (37,380)	$ 17,565	$ (7,599)
Fixed charges	8,693	11,988	13,371

Earnings	$ (28,687)	$ 29,553	$ 5,772

Fixed charges:
Interest	$ 8,653	$ 11,943	$ 13,317
Amortization of debentures expenses	40	45	54

Fixed charges	$ 8,693	$ 11,988	$ 13,371

Ratio of earnings to fixed charges	(3.3:1)	2.47:1	0.43:1